Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 7, 2015

Relating to Preliminary Prospectus Supplement dated May 7, 2015

Registration Statement No. 333-194465

ENLINK MIDSTREAM PARTNERS, LP

4.150% SENIOR NOTES DUE 2025

5.050% SENIOR NOTES DUE 2045

Pricing Term Sheet

Issuer:	EnLink Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Pricing Date:	May 7, 2015

Settlement Date:	May 12, 2015 (T+3)

Net Proceeds (Before Expenses):	$887,086,500

	4.150% Senior Notes due 2025	5.050% Senior Notes due 2045

Principal Amount:	$750,000,000	$150,000,000

Maturity Date:	June 1, 2025	April 1, 2045

Benchmark Treasury:	2.000% due February 15, 2025	3.00% due November 15, 2044

Benchmark Price and Yield:	98-16; 2.171%	102-04; 2.892%

Spread to Benchmark:	+200 bps	+240 bps

Yield to Maturity:	4.171%	5.292%

Coupon:	4.150%	5.050%

Public Offering Price:	99.827%.	96.381%, plus an aggregate amount of $862,708, consisting of the pre-issuance accrued and unpaid interest from April 1, 2015.

Optional Redemption:

Make-Whole Call:	T + 30 bps prior to March 1, 2025	T + 30 bps prior to October 1, 2044

Call at Par:	On or after March 1, 2025	On or after October 1, 2044

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2015	April 1 and October 1, beginning October 1, 2015

CUSIP / ISIN:	29336U AE7 / US29336UAE73	29336U AD9 / US29336UAD90

Ratings*:	Baa3 (Moody’s) BBB (S&P)

Joint Book-Running Managers:

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers	Comerica Securities, Inc. Fifth Third Securities, Inc. The Huntington Investment Company Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them by contacting Barclays Capital Inc. at 1-888-603-5847, Deutsche Bank Securities Inc. at 1-800-503-4611, or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.